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                                                                  EXHIBIT (e)(5)

                      [LETTERHEAD OF CHEAP TICKETS, INC.]

                              [FORM OF AGREEMENT]

[Date]

[Name]
[Title]
[Address]

Dear [Name],

The Board of Directors of Cheap Tickets, Inc. (the "Company") would like to allay any concerns on the part of its top management regarding the possible sale or merger of the Company. In the event that such a sale or merger might occur in the future, the Company wants to insure that such a possibility does not result in the distraction of key executives due to the uncertainties regarding personal financial and employment security inherent in such a situation.

As a result, the Company has adopted a program which, in the event of a "Corporate Transaction," "Change in Control" or "Related Entity Disposition" all as defined in the 1999 Stock Incentive Plan (the "Plan"), will provide you with the following:

1. Stock Options. Immediately preceding the effective date of a Corporate
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   Transaction, Change in Control or Related Entity Disposition (collectively referred to herein as a "Corporate Event"), 50% of your unvested stock options (those vesting earliest) will become immediately vested and exercisable. The remaining 50% of your unvested stock options will vest and become exercisable one year from the effective date of the Corporate Event (unless by their terms they vest at an earlier date). If, within the first year following the date of the Corporate Event, your services are terminated by the Company without Cause (as defined in the Plan) or you choose to leave due to "Good Reason," the remaining 50% of your stock options will vest and become exercisable at the date upon which your service terminates. "Good Reason" means the occurrence after a Corporate Event of any of the following events or conditions unless consented to by you: (i) a change in your responsibilities or duties which represents a material and substantial diminution in your responsibilities or duties as in effect immediately preceding the consummation of a Corporate Event; (ii) a reduction in your base salary to a level below that in effect immediately preceding the consummation of a Corporate Event or at any time thereafter; or (iii) requiring that you be based at any place outside a 50-mile radius from your job location or residence prior to the Corporate Event except for reasonably required travel on business which is not materially greater than such travel requirements prior to the Corporate Event. If, in the event of a Corporate
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    Event, the acquiring or merged company does not assume your options and is unable to substitute comparable options for the 50% not immediately vesting, all of your unvested options will vest and become exercisable at the date of the Corporate Event.

2.  Annual Incentive Bonus.  Your annual bonus will be prorated and paid to the
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    date of a Corporate Event based upon the greater of target (if at or below target) performance or actual (if above target) performance by you and the Company relative to the objectives set forth in the bonus plan.

3.  Severance.  If, within the first year after a Corporate Event, your services
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    are terminated by the Company without Cause or you choose to leave due to
    Good Reason, you will receive the following benefits:

    - Compensation equal to two times your base annual salary
    - Outplacement services up to $30,000
    - Medical insurance coverage for one year on the same terms as provided by the Company
    - Forgiveness of any outstanding relocation loans

To the extent that any of the above payments or benefits would be treated as payments subject to excise tax due to their inclusion as "excess parachute payments" under Section 280G (b) of the Internal Revenue Service Code, the Company will reimburse you for the excise tax and for an amount sufficient to offset or "gross up" the tax impact of the reimbursement payment.

[Name], you are a valued member of the Cheap Tickets team and we hope this program will allay the concerns you may have regarding the impact of a merger or sale of the company at some point in the future.

Please sign this letter in the space below to indicate that you have received this information.

Sincerely,



Sam E. Galeotos
President & Chief Operating Officer

cc: Mike Hartley, Chairman of the Board and CEO

Signed:                                           Date:
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               [Name]